SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No._)*

Under The Securities Exchange Act of 1934

NATIVE AMERICAN ENERGY GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

638691105
(CUSIP Number)

108-18 Queens Blvd., Suite 901
Forest Hills, NY 11375
(718) 408-2323

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2009
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638691105	Page 1 of 4

(1) NAMES OF REPORTING PERSONS:

RAJ S. NANVAAN

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☒

(3) SEC USE ONLY:

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC and PF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)    ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY BY EACH REPORTING PERSON WITH:

(7)           SOLE VOTING POWER:                                                             5,295,751

(8)           SHARED VOTING POWER:                                                       NOT APPLICABLE

(9)           SOLE DISPOSTIVE POWER:                                                    5,295,751

(10)         SHARES DISPOSITIVE POWER:                                             NOT APPLICABLE

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:          5,295,751

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          18.66%

(14) TYPE OF REPORTING PERSON:          IN

CUSIP No. 638691105	Page 2 of 4

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of Native American Energy Group, Inc., a Delaware corporation (the “Company”), with its principal place of business located at 108-18 Queens Blvd., Suite 901  Forest Hills, NY 11375.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Raj S. Nanvaan who is hereinafter sometimes referred to as the “Reporting Person.” Currently Mr. Raj S. Nanvaan is the Chief Financial Officer, Chief Operations Officer, Vice President, Treasurer, Director and principal shareholder of the Issuer. His principal place of business is located at 108-18 Queens Blvd., Suite 901 Forest Hills, NY 11375.  His telephone number is (718) 408-2323.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In connection with the merger of the Company with and into Flight Management International Inc., the Reporting Person was issued (i) 5,000,000 shares of common stock of the Company and (ii) 250,000 shares of preferred stock of the Company.  These preferred shares have super voting rights of 1000 shares of voting common per 1 share of preferred. The date of execution of the Plan of Merger and Merger Agreement between the Company and Flight International Flight Management was October 23, 2009.

The other 45,751 shares were issued in a share exchange on a 10,000 for 1 basis such that the Reporting Person received 0.0001 shares of Flight Management International Inc, which changed its name to Native American Energy Group, Inc. after the merger, for each one share.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person of beneficial ownership of the shares of the Issuer’s Common Shares resulted from the merger with and into Flight Management International Inc.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction; such as a merger reorganization or liquidation involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change of the present board of directors or management of the issuer including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board.

(e)	Any material change in the present capitalization or dividend policy of the Company;

CUSIP No. 638691105	Page 3 of 4

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of the common stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, the Reporting Person has beneficial ownership of 5,295,751 shares of the issued and outstanding common stock of the Issuer. Such amount represented 18.66% of the total issued and outstanding Common Shares of the Issuer.

(b)	The Reporting Person holds sole voting and dispositive power over the Common Shares of the Issuer as issued to the Reporting Person.

(c)	Except as disclosed above, the Reporting Person has not effectuated any transaction in the Common Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Merger Agreement described herein on this Schedule 13D, Mr. Nanvaan has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

2.5
Plan of Merger and Merger Agreement between Flight Management International, Inc. and Native American Energy Group, Inc. furnished as Exhibit 2.5 to Form 10 filed on November 16, 2010, and is incorporated herewith by reference.

CUSIP No. 638691105	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2011

Native American Energy Group, Inc.

By:	/s/ Raj S Nanvaan
Raj S Nanvaan
Chief Financial Officer, Chief Operations Officer, Vice President, and Treasurer